

September 27, 2010

<u>Via U.S. Mail and Facsimile (626) 821-9361</u>
Ms. Spring Liu
Chief Financial Officer
Skypeople Fruit Juice, Inc.
16F, National Development Bank Tower
No.2, Gaoxin 1st Road
Xi'an, People's Republic of China

      Re: Skypeople Fruit Juice, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 31, 2010
               File No. 1-14523

Dear Ms. Liu:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2009 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 34

Comparison of Operation Results, page 49

Comparison of years ended December 31, 2009 and 2008, page 49

Operating Expenses, page 52

1.   We note your disclosure that you recorded all the depreciation expense related
       with your production machinery in general and administrative expenses in the
       squeezing season of 2008, and during the squeezing season of 2009, the
       depreciation expense related to your production equipment was recorded in cost
       of goods sold. Please quantify the amount of depreciation that was recorded in
       general and administrative expense in 2008, and the impact this had on your gross
       margins presented on page 50. Tell us why you classify the depreciation expense
       related to production machinery on different line items within your statement of
       operations based on demand for your products. Further, clarify how this
       disclosure is consistent with Note 3 on page 89 which states depreciation related
       to property and equipment used in production is reported in cost of sales.

Other Income (Expense), Net, page 53

2.   We note your subsidy income of $2.2 million in 2009 from the local government,
       and that $1.3 million of that total was provided to support your kiwifruit
       industrialization development plan. We also note you recorded an additional $2.2
       million in subsidy income from the Shaanxi government for similar programs in
       the six months ended June 30, 2010. Please revise your footnote disclosure to
       more fully describe the terms of these subsidies and your policies for recognition
       of these subsidies in income.

Liquidity and Capital Resources, page 54

3.   We note that the number of days sales in accounts receivable increased
       significantly at December 31, 2009 as compared to the prior year end and appears
       to be significantly in excess of your stated credit terms. With a view towards
       additional disclosure, explain to us, in reasonable detail, the reasons for the
       increase in your accounts receivable and how the resulting balance is consistent
       with the credit terms you have disclosed in your filing.

4.   Send us, as supplemental information, an aging of your accounts receivable as of December 31, 2008 and 2009. Clearly indicate the date of sale, terms of the sale, payment history, remaining balance and aging as of year-end.

Financial Statements, page 75

Consolidated Statement of Operations and Comprehensive Income, page 78

5.   Based on your disclosure on page 52, it appears that you have reported the depreciation expense for production machinery as an operating expense and hence, excluded this depreciation and amortization expense from gross margin. To avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation; we refer you to SAB Topic 11:B. Please revise your presentation to comply with this guidance.

Notes to Consolidated Financial Statements, page 81

General

6.   We note that you operate four different manufacturing facilities, and that each "has a focus on juice products centering around one particular fruit according to the proximity of such manufacturing to the supply center of that fruit." Separately, we note that your MD&A includes operating results for various fruit-based products. In view of these factors, explain to us how you have applied the guidance of ASC Topic 280 – Segment Reporting. As part of your response, tell us how you have identified your operating segments and whether operating segments have been aggregated. To the extent you have aggregated segments, explain, in reasonable detail, how you have applied the aggregation criteria of ASC paragraph 280-10-50-11, including similarity of economic characteristics. As part of your response, provide us with a copy of the reports your chief operating decision maker reviews to make resource allocation decisions and to assess performance.

7.   Explain to us how you have considered the disclosure requirements of ASC paragraphs 280-10-50-21 and 280-10-50-40 through 280-10-50-42.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant